THE MAINSTAY GROUP OF FUNDS

51 Madison Avenue

New York, NY 10010

May 24, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, N.W.

Washington, D.C. 20549

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Re: The MainStay Funds (File Nos. 033-02610/811-04550)

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Eclipse Funds (File Nos. 033-08865/811-04847)

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Eclipse Funds Inc. (File Nos. 033-36962/811-06175)

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MainStay VP Funds Trust (File Nos. 002-86082/811-03833-01)

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MainStay Funds Trust (File Nos. 333-160918/811-22321)

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Dear Sir or Madam:

Please find enclosed for filing on behalf of The MainStay Funds, Eclipse Funds, Eclipse Funds Inc., MainStay VP Funds Trust, and MainStay Funds Trust (the "Funds"), registered open-end investment companies, in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended:

- A copy of endorsements to Fidelity Bond No. 82179388, which was filed with the Securities and Exchange Commission (“SEC”) on behalf of each fund on January 13, 2012;

- A copy of the resolutions of a majority of the Board of Directors/Trustees who are not "interested persons" of the Funds (as Attachment A);

- A listing of the Rule 17g-1 required coverage amounts (as Attachment B);

- The Funds’ Joint Fidelity Bond Agreement (as Attachment C).

Premiums have been paid for the bond period, January 1, 2012 through January 1, 2013.

There are no other changes to the Fidelity Bond No. 81279388 or other materials filed with the SEC in the Funds’ January 13, 2012 filings made pursuant to Rule 17g-1.

No fee is required in connection with this filing. Please direct any questions concerning the filing to the undersigned at 973-394-4432.

Very truly yours,

/s/ Thomas Lynch

Thomas Lynch

Assistant Secretary

The MainStay Group of Funds

cc:	J. Kevin Gao, Chief Legal Officer and Secretary
Sander Bieber, Esq., Dechert LLP
Steve Cohen, Esq., Dechert LLP

FEDERAL INSURANCE COMPANY
Endorsement No.:	11
Bond Number:	82179388
NAME OF ASSURED: THE MAINSTAY FUNDS, ET AL

DELETE AN ENDORSEMENT
It is agreed that this Bond is amended by deleting Endorsement Number(s) 1 in ITS entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on April 5, 2012.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: May 10, 2012

ICAP Bond

Form 17-02-5647 (Ed. 11-03)

FEDERAL INSURANCE COMPANY
Endorsement No:	12
Bond Number:	82179388
NAME OF ASSURED: THE MAINSTAY FUNDS, ET AL

NAME OF ASSURED ENDORSEMENT
It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:
THE MAINSTAY FUNDS
ECLIPSE FUNDS
ECLIPSE FUNDS INC.
MAINSTAY FUNDS TRUST
MAINSTAY VP FUNDS TRUST
PRIVATE ADVISORS ALTERNATIVE STRATEGIES FUND
PRIVATE ADVISORS ALTERNATIVE STRATEGIES MASTER FUND

This Endorsement applies to loss discovered after 12:01 a.m. on April 5, 2012.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: May 10, 2012

ICAP Bond
Form 17-02-0949 (Rev. 1-97)	Page 1

Attachment A

I hereby certify that the following resolutions were duly adopted on April 4, 2012 by majority of the Board of Directors/Trustees who are not “interested persons”:

Resolutions: Consideration and Approval of the Addition of the Private Advisors Alternative Strategies Fund and Private Advisors Alternative Strategies Master Fund to the Joint Fidelity Bond and Agreement for Eclipse Funds, Eclipse Funds Inc., The MainStay Funds, MainStay Funds Trust, and MainStay VP Funds Trust (the “Funds”)

WHEREAS, the Boards have given due consideration to all relevant factors, including, but not limited to, the value of the aggregate assets of the Funds to which any officer or employee may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the Funds;

NOW THEREFORE, BE IT

RESOLVED, that the form and amount of the fidelity bond discussed at this meeting be, and it hereby is, approved by the Boards, including the Independent Directors/Trustees, on behalf of the Funds, after consideration of all relevant factors, including, but not limited to, the expected value of the assets of the Funds to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of assets of the Funds, and the nature of the securities in the Funds’ portfolio; and it is

FURTHER RESOLVED, that the Boards hereby approve the payment by the Funds of the premium for coverage under the fidelity bond, in the amount described at this meeting; and it is

FURTHER RESOLVED, that the officers of the Funds are severally authorized to maintain such fidelity bond in full force and effect, to provide such amounts of coverage thereunder as will comply with Rule 17g-1 of the Investment Company Act of 1940, as amended (“1940 Act”), as amended, and all other applicable provisions of the federal securities laws and to take any and all action that any of them may deem advisable to modify such bond further, or to obtain a substitute, supplemental or new fidelity bond from the issuer thereof or any other insurance company which such officers deem duly responsible for the purpose of complying with any requirements that may be promulgated by the U.S. Securities and Exchange Commission or any other authority exercising jurisdiction; and it is

FURTHER RESOLVED, that the officers of Funds be, and each of them hereby is, authorized and directed to cause the Trusts to pay the annual premium payable with respect to the fidelity bond, as required by Rule 17g-1(d); and it is

FURTHER RESOLVED, that the officers of the Funds be, and hereby are, authorized to make filings with the Securities and Exchange Commission, in consultation with the Funds’ legal counsel, and to give notices as may be required, from time to time, pursuant to Rule 17g-1(g) and Rule 17g-1(h) under the 1940 Act; and it is

FURTHER RESOLVED, that the Funds’ officers be, and each of them hereby is, authorized and directed to amend the fidelity bond, in consultation with the Funds’ legal counsel, and to execute such other documents as he or she may deem necessary or appropriate to effect the intent of the foregoing resolutions.

/s/ Thomas Lynch

Thomas Lynch

Assistant Secretary, MainStay Group of Funds

Attachment B

Trust	Required Limit
MainStay VP Funds Trust	$2,500,000
The MainStay Funds	$2,500,000
Eclipse Funds, Inc.	$1,000,000
Eclipse Funds	$1,000,000
MainStay Funds Trust	$2,500,000
Private Advisors Alternative Strategies Fund	$50,000
Private Advisors Alternative Strategies Master Fund	$50,000

Attachment C

JOINT FIDELITY BOND AGREEMENT

This Agreement is made this 5th day of April, 2012 by and among Eclipse Funds, Eclipse Funds Inc., MainStay Funds Trust, The MainStay Funds, MainStay VP Funds Trust, Private Advisors Alternative Strategies Master Fund and Private Advisors Alternative Strategies Fund on behalf of each of their series (the “Funds”).

WITNESSETH:

WHEREAS, the Funds are management investment companies registered under the Investment Company Act of 1940, as amended (“1940 Act”); and

WHEREAS, each Fund, on behalf of its series, must purchase a bond as required by the 1940 Act and Rule 17g-1 promulgated thereunder under which each such series is a named insured; and

WHEREAS, Rule 17g-1 requires that the named insureds under such a bond enter into an agreement with respect to certain matters;

NOW THEREFORE, in consideration of the premises and the terms and provisions hereinafter set forth, the parties hereto agree as follows:

1. Description of Bond. Federal Insurance Company of the Chubb Group of Insurance Companies, a reputable fidelity insurance company authorized to do business in New York, has issued a joint fidelity bond in the amount of $9,500,000 (which may be increased from time to time) which designates each of the Funds and their series as named insureds (“Bond”).

2. Minimum Recovery. In the event recovery is received under the Bond as a result of loss sustained by the Funds, each Fund shall receive an equitable and proportionate share of the recovery which shall be at least equal to the amount which each Fund would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1).

3. Term. The term of this Agreement shall commence on the date hereof and shall terminate upon the termination or cancellation of the Bond.

A-1

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the date first written above.

Eclipse Funds By: /s/ Stephen P. Fisher Stephen P. Fisher, President	Eclipse Funds Inc. By : /s/ Stephen P. Fisher Stephen P. Fisher, President
MainStay Funds Trust By : /s/ Stephen P. Fisher Stephen P. Fisher, President	The MainStay Funds By : /s/ Stephen P. Fisher Stephen P. Fisher, President
MainStay VP Funds Trust By: /s/ Stephen P. Fisher Stephen P. Fisher, President	Private Advisors Alternative Strategies Master Fund By : /s/ Stephen P. Fisher Stephen P. Fisher, President
Private Advisors Alternative Strategies Fund By: : /s/ Stephen P. Fisher Stephen P. Fisher, President

A-2